EXHIBIT 11

              STATEMENT RE:  COMPUTATION OF PER SHARE INCOME
                         GUARDSMAN PRODUCTS, INC.
                                                     YEAR ENDED DECEMBER 31,

                                               1995           1994           1993
                                                     (Amounts in thousands,
                                                      except per share data)

Weighted average shares outstanding            9,515          8,465         7,849

Increase in dilutive incremental
 shares issuable upon exercise
 of stock options as computed
 by maximum dilutive methods                     120             46           101

                                               9,635          8,511         7,950

Income
 Continuing operations before
    cumulative effect of change
    in accounting principle                   $1,432         $5,903        $4,521
 Cumulative effect of change
    in accounting principle                      -0-            -0-           150
 Net income                                   $1,432         $5,903        $4,671

Fully diluted income per share
 Continuing operations before
    cumulative effect of change in
    accounting principle                      $  .15         $  .69        $  .57
 Cumulative effect of change
    in accounting principle                      -0-            -0-           .02
 Net income                                   $  .15         $  .69        $  .59

NOTE: The income per share amounts for 1994 and 1993 noted above differ from the net income per share of $.70 per share and $.60 per share, respectively, reported in the consolidated financial statements. These differences result from the inclusion of outstanding stock options using maximum dilutive methods in the above calculations, which were excluded from the earnings per share reported in the consolidated financial statements because they were not materially dilutive (i.e., less than 3%).



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